November 20, 2019

Mark Pickrell, Esq.
General Counsel
Virtuoso Surgical, Inc.
5701 Old Harding Pike, Suite 200
Nashville, TN 37205

       Re: Virtuoso Surgical, Inc.
           Draft Offering Statement on Form 1-A
           Submitted on October 23, 2019
           CIK No. 0001742075

Dear Mr. Pickrell:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A submitted October 23, 2019

Cautionary Statement Regarding Forward-Looking Statements, page 1

1. Note that the safe harbor protections for forward-looking statements under the Private
       Securities Litigation Reform Act do not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See
       Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act
       of 1934. Please delete the reference to the safe harbor provided by the Private Securities
       Litigation Reform Act.
 Mark Pickrell, Esq.
FirstName LastNameMark Pickrell, Esq.
Virtuoso Surgical, Inc.
Comapany 20, 2019
November NameVirtuoso Surgical, Inc.
November 20, 2019 Page 2
Page 2
FirstName LastName
Summary
Intellectual Property, page 5

2. Please describe the material terms of the license agreements with Johns Hopkins
         University and Vanderbilt University, including the rights and obligations of each party, any payment terms including upfront, milestone and royalty payments, the royalty term, and term and termination provisions.
3. Please provide a description of the U.S. Patents that you have licensed from Johns
         Hopkins University and Vanderbilt University, as well as the expiration dates and the foreign jurisdictions in which you also have issued patents.
Class A Preferred Stock, page 6

4. We note your disclosure that you anticipate initiating a change of control within the next six years, which would be a shorter tie-up period than the average tie-up period for venture capital investments. Please tell us why you express in such certain terms that you will be initiating a change of control within the next six years.
5. Please revise to provide more fulsome disclosures concerning the application of Section
         1202 of the Internal Revenue Code.
6. Please remove the "Potential Investment Returns" chart following bullet point four of this discussion, as it appears to assume the issuance of Success Bonuses and your ability to make these payments.
7. Please balance your disclosure regarding the benefits of the structure of the Class A
         Preferred Stock with the risks and disadvantages of owning Class A Preferred Stock.
Illustrations of How our Shares Work, page 7

8. Please revise the introduction of this section to highlight, by the use of bold typeface or some other means, that the illustrations are hypothetical and do not constitute guarantees or projections, and that an investor could lose all or a part of their investment, as you state in your introduction to Risk Factors at page 11, and at "Prospective Investors could lose the entire value of their investment in the Class A Preferred Stock" at page 19 of your offering circular.
Risk Factors
Investors who acquire Class A Preferred Stock in this Offering will have limited control..., page
19

9. Please revise to clarify that holders of Class A Preferred Stock have no voting rights.
Use of Proceeds, page 21

10. Please revise your disclosure in this section to state whether the net proceeds of the
 Mark Pickrell, Esq.
FirstName LastNameMark Pickrell, Esq.
Virtuoso Surgical, Inc.
Comapany 20, 2019
November NameVirtuoso Surgical, Inc.
Page 3
November 20, 2019 Page 3
FirstName LastName
         offering will allow you to complete testing and validation of your Virtuoso device. If not, please specify, for each assumed percentage of shares sold, how far along in your testing and validation you will be able to complete with your proceeds, and if any material amounts of other funds are necessary for clearance or approval, please state the amounts of such other funds needed and the sources thereof. Refer to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
23

11. Please expand your discussion of results of operations and liquidity in MD&A to include the interim periods ended June 30, 2019 and 2018 in accordance with
Item 9 of Form 1-A.
Management, page 27

12. Please file as exhibits the employment agreements with Richard Hendrick and C. Mark
         Pickrell. See Item 17.6.(c) of Form 1-A. Please also ensure that all material terms of the agreements are disclosed. Refer to Item 402(o)(1) of Regulation S-K. Financial Statements
Notes to Financial Statements
Note 10. Subsequent Events, page F-10

13. We note subsequent to year end you authorized a 10,000 for one share stock split. Please revise all financial statements presented to reflect the stock split in accordance with ASC
         260-10-55-12 and SAB Topic 4C. In this regard, also have your independent auditor revise its report on page F-1 to reference the stock split and dual-date its opinion in accordance with AICPA AU-C Section 560.A11.
Unaudited Interim Financial Statements, page F-11

14. Please revise your interim financial statements, for the six months ended June 30, 2019, to include the corresponding period of the preceding fiscal year, in accordance with Part
         F/S(b)(5) of Form 1-A and include the statement required by Part F/S(b)(5)(iii). In addition, please include footnotes to your interim financial statements, in accordance with
         Part F/S(c)(1)(i) of Form 1-A and Rule 8-03(b)(1) of Regulation S-X, or tell us why you believe they are not necessary.
 Mark Pickrell, Esq.
Virtuoso Surgical, Inc.
November 20, 2019
Page 4

       You may contact Tracie Mariner at 202-551-3744, or Lynn Dicker at 202-551-3616, if
you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415, or Irene Paik at 202-551-6553, with any other questions.



                                                           Sincerely,
FirstName LastNameMark Pickrell, Esq.
                                                           Division of
Corporation Finance
Comapany NameVirtuoso Surgical, Inc.
                                                           Office of Life
Sciences
November 20, 2019 Page 4
cc:       David R. Clay, Esq.
FirstName LastName